GEOLOGIC EXAMINATION OF THE ECONOMIC POTENTIAL FOR GOLD MINING
At The
GARNET AREA GOLD MINING PROPERTY
By
Thomas J. Peters, Geologist, WA License No. 2002
peterstjf@yahoo.com  4/12/07

EXECUTIVE SUMMARY

          The Garnet Area, a promising gold mining property, is being developed by the Grant Hartford Corporation, Missoula, Montana. Gold holds at over $650 per oz troy. Modern mining is efficient and environment-safe. Technology gives mining financial, intellectual and mechanical agility. High-value/low-bulk, gold is mined at many operational scales.

          The 5-mi2 Area, 23 patented and 123 located 20-acre claims, 50 mi east of Missoula, Montana includes the Garnet and Coloma mining districts, perched on the northwest-trending Garnet Range, dividing the Clark Fork and Blackfoot River drainages. The Garnet district produced 113,000 oz of gold and 100,000 oz of silver worth $3.6 million. Production at today's price is worth $75 million. High grade ore from narrow quartz veins was mined underground between 1867 and 1942.

          Mine dumps contains probable reserves averaging 0.1 oz per ton gold with a current gross value of $2.1 million. Surface probable reserves were defined between 1989 and 1992 by Pegasus Gold Corporation (Stimson, 1992). Mineable probable reserves occur at the Nancy Hanks and Cascade deposits. Pegasus Gold identified probable gold reserves with an average grade of 0.040 opt on the Nancy Hanks deposit and an average grade of 0.037 opt on the Cascade deposit. In 1999 a prefeasibility model utilizing this data was completed by John Browers, Ph.D. It identified probable gold reserves with an average grade of 0.086 opt (Brower, 1999) Feasibility study is needed to confirm reserves, but the Pegasus estimate has a gross value of $117 million and the Brower estimate a gross value of $386 million.

          Hydrothermal events deposited gold in tactite, en echelon quartz veins, gouge, and altered rock along Cretaceous granite contact with Paleozoic strata. Veins also occur in Precambrian Garnet Range Formation by the Deep Creek Anticline, where they were capped by now eroded granite and Paleozoic strata. The contact zone at depth has probable reserves extending from small blocks mapped in old workings. Diamond core-barrel drilling and lithochemistry can define vein-quartz and altered rock deposits larger and lower grade than historically mined. With good mine design, extractive metallurgy, and exploration, gold mineralization appears rich and extensive, mine life could reasonably extend between 6 and 10 years.

INTRODUCTION

          This report is an independent consultant's prospectus carried out at the behest of the Grant Hartford Corporation of Missoula, Montana, on the Garnet (gold prospect) Area. Area as used here represents all private property and claims, patented, located, and optioned, under the control of Grant Hartford. This "Area" includes the historic Garnet Mining District as well as the ghost town of Garnet. Formerly operating mines in the area includes the Nancy Hanks, Dewey, Grant & Hartford, Cascade, Shamrock, Tiger, Lead King, Red Cloud and others.

          Opinions expressed are based on two days of meeting with company partners and a day examining the site, April 12, 2007; however, the Garnet Area is well documented by an extensive amount of good quality information. This examination has been carried out on a "for fee" basis, and the author has no financial interest in the Grant Hartford Company or the Garnet Area property. Under 1889 mining law, districts are not a property, but an organization representing a cluster of mines and infrastructures resulting from mining and economic activity around a locus of exploitable metallic mineralization. The Garnet district includes several mines, the available information, both published and unpublished, was generated by organized, well financed corporate mineral exploration programs or documented in detail by competent professionals.

          This is an economically interesting gold prospect, and there are outstanding possibilities for a very profitable gold mining operation while gold prices show great strength at over $650 per oz troy. Today's mining is safer, more efficient and environmentally friendly. Current technology offers a start up mining company mechanical, financial and intellectual agility. Gold is especially interesting because it's a high value, low tonnage commodity, and mining can be carried out at various scales of operations. Today, as in the early 1980's when gold prices spiked, if one walks up the creeks of Montana, California, and other western states, they are apt to find a suction dredge hidden in the reeds and brush, providing the intermittent placer miner much profit.

          A pivotal question remains regarding the gold source antecedent to mineralization within tactite, quartz veins, mylonite, fault gouge, and disseminations by hydrothermal alteration of various rock types, because it effects occurrence of additional reserves. Possibilities include an abyssal source of hydrothermal gold, leached gold from younger source rocks long eroded away, or lateral secretion from intruded sedimentary rocks.

PREVIOUS WORK

          An immense amount of information has accumulated over the 140-year history of the Garnet Area, much of this has been gathered over the last 50 years by the efforts of James Charlton and his son Aaron Charlton. There is on site a room filled with file cabinet after cabinet and map case after case containing maps, cross-sections, publications, private reports, and detailed maps and descriptions of surface and underground workings. The Grant Hartford Corporation plans to digitize this library of material.

          Site-specific published reports include a U.S. Geological Survey Bulletin (660) by Pardee (1918), a Montana Bureau of Mines Memoir (39) (includes Bibliography) by Kauffman and Earll (1963), mapping by Wallace and others (1977, 1978), and an Iowa State University Master's Thesis (1986) by K.M. Wilkie on the Garnet-Coloma Area, Annual Reports of the State Inspector of Mines, and numerous newspaper and popular accounts. Regarding important details of stratigraphy; production records; mineralogical, geological, and historical information; the reader is referred to these. They are not outdated per se, although there is commonly additional information.

          Private work includes important maps of the Ohio Mining and Development Company (1919) and a pen contemporaneous report by T.H. Rosenkranz who detailed geology, operations, production, grades, and descriptions of ore and rock of mining claims active at the time. Torrey (1934, 1935), a mining engineer, reported to the Nancy Hanks Gold Mining Company, H.A. Bellows, Treasurer. American Gold Company (AGC) work is reported by Irving (1965, 1967, and 1969.

          Western Energy Company by Pederson (1988), Trans-Global Resources, N.L., by Koehler Stout (1991), geological mapping by University of Montana Geology Professor by James Sears was carried-out. A Final Summary report for AGC covering three years of systematic exploration by Trans-Global Resources, N.L., by Koehler Stout (1991),

          Pegasus Gold Corporation final report, Stimson (1992), includes detailed appendices of exploration data which advances our understanding of surface resources to beyond the prefeasibility level. A report for the Clearwater Land Exchange by Brower (1999), discussed the probable viability of surface mining part of the deposit at a $315 per oz gold price. Also, there are several shorter professional reports and much specific, authentic and accurate, mineral and mining data. Of course, the older data offers high detection limits for trace element geochemistry, but older fire assay data remains tried and true, giving the old timers amazing accuracy and precision suitable for their needs.

LAND POSITION

          The core land position consists of 23 patented claims owned by Commonwealth Resources L.L.C. and the mineral rights to these patented claims are under an Option for purchase to the Grant Hartford Corporation. In addition 123 unpatented claims were located on Federal BLM (Bureau of Land Management) land. The claims were staked and surveyed by the WGM Group, Missoula, Montana for Commonwealth Resources L.L.C. Commonwealth L.L.C. is the owner of record for the 123 unpatented claims. The Grant Hartford Corporation has an Option to acquire the 123 unpatented claims from Commonwealth Resources L.L.C.

GARNET AREA HISTORY

          After discovery of California gold in 1848, American and foreign prospectors rushed west by land and sea to San Francisco, resupplied and headed back eastward up the Sacramento and San Joaquin Rivers to the placer fields, and ultimately to the foothill "mother lode" deposits and perched placers of the Sierra Nevada. Demographic swell continued through 1860, but playing-out of early deposits and tight land caused prospectors and the western mining frontier to fan-out in a uniquely easterly movement.

          By the mid 1860's, Montana was being heavily prospected and placer gold was discovered at the mouth of Bear Creek along the Clark Fork River. Beartown, a placer boom town of 5,000 souls, was located two miles up Bear Creek at the mouth of Deep Creek (Pardee, 1918), and produced about $7 million in gold at $20.67 per oz ($145 million @ $650/oz). Placer miners worked their way northwest up Bear Creek. At 4,900 ft elevation, they turned northeast up First Chance Gulch and at the head of the gulch discovered three mother lodes: the Lead King; Grant & Hartford; and Shamrock veins in 1867. The Nancy Hanks lode was discovered about 1873 by S (Sam). I. Ritchey. Small scale intermittent production was carried out at the First Chance district, with processing by an arrastre on Bear Creek until 1896, when the rich "red ore" was discovered at the Nancy Hanks. Two other principle mine owners and were John Mitchell and Ludwig Mussigbrod.

          New activity required a new town, Garnet (pronounced Gar net), now a ghost town, replaced the old district name. Mitchell, Mussigbrod, and Ritchey were also local merchants who learned quickly it was easier to lease their mining claims to others to work. In 1916, when J.T. Pardee visited Garnet, the Dewey, Nancy Hanks and Cascade were under lease to J.L. Templeman and others. Pardee (1918, p.171) reports total production value at $950,000 since 1897, of which 95 percent was gold and the remainder in copper and silver, but oral history reports $1.4 million. The ore was hauled down hill to the railhead at Bearmouth for $1.50 per ton and shipped mainly to the Helena Smelter. Ore from the Nancy Hanks averaged about 3.5 oz per ton, with the high grade "red ore" running 8.0 oz per ton ($5,200 @ $650/ton). Production all but ceased during the 1920's, with some renewed activity during the depression

.

          Earll (Kaufman and Earll, 1963, p. 29) reported production during this early period at 60,000 ounces of gold, 50,000 ounces of silver, and 50,000 pounds of copper, for a total value of $1.5 million. Gold production diminished after World War I from approximately 1,700 ounces in 1917 to no significant production between 1920 to1932. Production then increased slowly; men looked for anything to do during the Great Depression. In 1934 gold production jumped to approximately 3,500 ounces, reflecting the New Deal's $35 per oz price. Gold mining stopped in 1942 with issuance of war-time Executive Order No. L-208.

          Irving (1969, p.3-4) collected available production data from the 1934 to 1941 period. Apparently under funded and under employed miners scavenged loose ore from the workings dug a generation earlier. Approximately 3,365 tons of ore was shipped during the depression years, and averaged 0.98 oz gold per ton.

          Mr. James Charlton began acquiring mineral properties about 1958, and organized the American Mining Company (AMC) in 1966, as well as successive companies: Chateau Blanc, National Western Mines, Amex, and Continental Minerals. Aaron Charlton later founded the Cordoba Corporation. Geologist Joseph G. Irving carried out exploration and development for AMC in conjunction with application for exploration funding with U.S.Geological Survey administered Office of Mineral Exploration (OME). "Joe" Irving drew together earlier work and carried out exploration for AMC, including 2,800 feet of small diameter core drilling over eight sites. About

2,280 feet of trenching was done on the Nancy Hanks and Dewey lodes in search of "bedded" ore in the Silver Hill and Hansmark Formations.

          Anaconda Minerals Company explored the Garnet district during 1980 (Korzendorfer and Brannon, 1982), and Western Gold Exploration and Mining Company examined the district in 1987 ( Pederson, 1988). Pegasus Gold Corporation spent three years, 1989-1991, studying the surface mineable resources of the Garnet Area.

GEOLOGY

Setting

          Stratified sedimentary rock in the Garnet Area includes one billion-year old Precambrian Belt Series (Harrison and others, 1974) of predominantly regionally metamorphosed siltstones, or siltites. The silt and intercalated shale were deposited in a northwest-trending basin on the margin of an early proto-North American craton, which was open seaward to the west, and subsided slowly over a long period and produced up to 70,000-foot-thick sequence of thin bedded well sorted detritus, which in places contains stratabound Precambrian metallic mineralization. The triangular-shaped basin, both in map and cross-section views, shallowed eastward to an embayment extending to the Hellena area.

          The Garnet area was also overlain by a variety of Paleozoic and Mesozoic, locally contact-metamorphosed, sedimentary strata, including a prominent 500-600 million-year-old Cambrian classical transgressive sequence of sandstone, shale and limestone. An ancient sea transgressed a long-eroded Precambrian surface of varied rock including regions of highly metallic provenance and early extensional tectonism. (Woodward and Bell 1995) Stratigraphers of epeiric sea deposits, which periodically covered stable cratons, refer to this hiatus as the Lipalian interval, which was followed by deposition of sediment containing the first several phyla of advanced megafauna. Lochman-Balk (1971, p. 97; 1972, p.60-75) compiled Cambrian paleogeography.

          Marine regression, with concomitant regional hiatus from Ordovician through middle Devonion time, is indicated by the stratigraphic column of Kauffman (1963, Table 1). Callahan, (1966) associated metal deposits to hiatus-related unconformity. A second long net transgression inundated a diverse eroded surface (Craig, 1966, p. 100-110), depositing the Maywood, and Jefferson Formations. Stimson (1991) notes these units as well mineralized within 1,000 ft of contact with later intruded granite. Mississippian transgression is regionally documented by the Madison and Leadville Formations. Sears (1989) mapped the Cambrian Red Lion Formation and the Devonian Maywood Formation as a single unit, indicating uncertainty of age.

          Later, tectonically formed features indicate multiple episodes of folding and faulting. Prominent folding resulted from the Larimide orogeny, which formed the prominent west- northwest-trending Deep Creek anticline plunging from Nineteen Ten Ridge northwest through the Red Cloud mine and along the southside of Anderson Hill and Summit Cabin. Folding ultimately resulted in intrusion of a granitic pluton on the northeast flank of the anticline, which cooled, forming a granodiorite stock and associated dikes of late Cretaceous age [72 to 83 Ma..(million years before present)]. Faulting was also prominent at this time, an end result of folding, however, faults are zones of weakness and tend to be reactivated through time along with generation of later faults.

          Tactite or skarn, a high temperature contact metamorphic rock, formed along the contact of intrusive granitic rock with Paleozoic calcareous sedimentary strata, and is one type of gold mineralization. Detailed mapping of the contact metamorphic aureole of the Garnet stock was carried out by Mann, 2002. This is high temperature or hypothermal mineralization and usually thought of being formed at greater depths, hence a unique mineral suite forms which is chemically stable in high temperature and pressure environments. This early mineralization, although locally high grade, is not extensive and formed within a few feet of the igneous contact. The molten contact had been fairly dry and served to cauterize hydrothermal circulation, while actively calving-off, or stoping, large blocks of Paleozoic strata and digesting them by melting into the magma.

          There was not a lot of hydrothermal circulation during intrusion. The magma came up along bedding planes of the lower Paleozoic sequence of sediments, paraconformably and passively, and absorbing connate water contained by an anticlinal wrap of sediments, which in net, were impermeable across bedding planes. Hydrothermal activity increased with decrease in pressure and temperature. Plutons intruded along bedding planes are called "concordant," as contrasted with "discordant," plutons which are intruded across bedding planes. Discordant plutons are associated with the largest low-grade hydrothermal deposits, the porphyry copper and copper-gold, and the low-grade epithermal Nevada-type, with resources in the hundreds of millions or even billions of tons. Hydrothermal systems like the Garnet Area system, associated with concordant intrusions (connate systems), tend to be smaller, hopefully in the range of tens of millions of tons of resources. This kind of deposit may be considered to small of a target for major gold producers, but may be quite profitable for a small mining company with smaller, but well-targeted, investment resources.

          Beginning with cooling and shrinkage of the stock, a number of en echelon gold-bearing quartz veins formed along and across the arcuate west and northwest-trending contact within the granitic rock and within bedding- plane zones of weakness of the Paleozoic strata. By cross-cutting relationship, vein gold paragenetically represents a second type of mineralization. This is formed about midway in the temperature and depth range of mineralization or mesothermal. This type of mineralization is typical of the California "mother lode" country. In the Garnet district bedding planes and quartz veins most commonly dip 30 to 50 degrees north and northeast.

          Subsequently, there have undoubtedly been many faulting episodes, including Cenozoic blockfaulting (Pardee, 1950) and heat-generating tectonic events, including Eocene volcanism; tectonic heat events were commonly separated by many millions of years. Later faulting produced new faults and fault systems, like the northwest-trending Spokane lineament, a zone up to several miles wide that trends along the Clark Fork and incorporates the Garnet Area, which cut and displaced all antecedent rocks and structures, including auriferous quartz veins. The lineament approximately bisects the older Belt basin, apparently tracing a Precambrian weakness zone.

          Tectonism which formed the lineament may also be responsible for the present orientation of the anticline. Pre-existing planar zones of weakness were also reactivated; faults, quartz veins, contact zones, bedding planes, and joints. Brittle movement along these planes comminutes rock and veins. Rock fragments are commonly recemented in the presence of hot water, with lower temperature quartz, calcite, clay, or iron oxides, becomes a tectonic rock, mylonite. This type of mineralization, called epithermal, is lower temperature, lower pressure, or shallower, and would form later in a cooling sequence, like the cooling of a magmatic stock.

          Rock fragments within fault zones are commonly altered to clay in presence of water forming a hybrid rock called fault gouge. Some late faults formed gouge and mylonite in the presence of heat, differential pressure, and water, and along with quartz, gold and other metals were remobilized and deposited within the tectonic rock. Epithermal mineralization commonly silicifies, or impregnates large areas of rock with low temperature quartz and disseminations of low grade gold. These low grade deposits were not only uneconomic prior to free-market gold, but were not even recognized because the gold grains were too small to be seen. Epithermal gold mineralization must have permeated considerable thickness of rock that overlaid the present Garnet Area, but has since eroded away.

          The "red-ore," economically pivotal in 1896, may exemplify this third type mineralization, where it overprints tactite at the Nancy Hanks. The "red-ore," was further enriched, however, by near surface weathering, or oxidation. Iron- and other metallic-sulfide minerals oxidize from low temperature meteoric or rain water, liberating encapsulated free gold. In the Garnet Area, oxidation extends to 70 or 100 feet below the surface, and perhaps double that depth below drainages.

          Finally, all rock that crops-out in the mining district is exposed by erosion in the area during a long period of net degradation during which the land was at hiatus. During periods of hiatus there is an absence of deposition, hence, no direct record of geologic history. Erosion liberated free gold, chemically stable quartz, and gold-bearing quartz, which moved down-slope into drainages and was washed down Bear Creek, as well as north flowing tributaries to the Blackfoot River, to form gold-bearing alluvial placer deposits; the fifth type of natural gold concentration.

          The five enumerated stages of gold mineralization are obviously a minimal scheme of identifiable episodes, for purposes of perspective. Mineralization is commonly the result of discrete events over long periods. Many processes overlap and most past events leave no geologic record, or, being recorded, are later erased by later events such as erosion, volcanism, subduction, or some other ultimately obliterating geologic process.

          Localization of gold mineralization was caused by several stages of hydrothermal activity processes along the contact zone of Cretaceous magma with Paleozoic lithified sediments. In the southeast corner of the district the high grade Grant & Hartford and Red Cloud mesothermal veins occur within the Precambrian Garnet Range Formation near the crest of the Deep Creek anticline where overlying Paleozoic strata and paraconformably intruded granodiorite has eroded away.

          The vein mineralization in the Garnet Range siltite occurs because of its proximity to the more porous vessel containing mineral rich hot water, which was the Paleozoic sedimentary package. During the same stage the gold-bearing veins extended into cooling fractures in the granodiorite, and were extensions of Paleozoic bedding plane zones of weakness. The underlying siltite was largely already regionally metamorphosed and impermeably indurated with silica remobilized from its own detrital silt grains. The siltite and partially cooled granodiorite stock formed the impermeable boundaries of hydrothermal system, which was largely contained connate intra-formational water and are unlikely to be mineralized more than a few hundred feet of the Paleozoic strata; any meteoric water was initially many hundreds of feet above in overlying rock.

          Hence, the Paleozoic hydrothermal reaction vessel can be defined and largely treated as an isochemical system of connate water that underwent a long period of hydrothermal activity, because its northeasterly limits were defined by a slowly cooling granodiorite stock. Probably, the hydrothermal system contained more meteoric and late stage juvenile water 6 miles west in the Copper-Cliff district, where high pressure volcanic breccias formed along fault breaks parallel to Deep Creek anticlinal axial planes which broke through to the surface near the apex of the anticline like a breaking blister, which is now tilted gently northwest by later blockfaulting.

          Unexplored portions of the contact zone between the Paleozoic strata and the granitic stock, laterally or at depth, may contain undiscovered gold resources. The undiscovered resources may be extensive as lower-grade, but economic disseminated resources, within the Paleozoic package. Pegasus Gold Corporation saw significance in this contact-defined trend for three years through 1991 when "Pegasus continued to drill holes and trench along the trend between Garnet and Coloma (McCulloch, p.16)" while defining surface-mineable deposits.

          A pivotal question remains regarding the gold source antecedent to mineralization within tactite, quartz veins, mylonite, fault gouge, and disseminations by hydrothermal alteration of various rock types, because it effects occurrence of additional resources. Possibilities include an abyssal source of hydrothermal gold, leached gold from younger source rocks long eroded away, or lateral secretion from intruded sedimentary rocks.

Underground Mines

          Underground mines of the Garnet district occur along several quartz vein systems which commonly straddle the contact between Paleozoic strata and granodiorite. These workings are generally inaccessible, and the best general descriptions of the workings are those of Joe Irving (1969, p. 2-5), whose expertise and experience within the district exceeds the author's. Mr. Irving is quoted below at length:

The geology of the Garnet District involves sedimentary rocks of Precambrian and early Paleozoic age, and later intrusives. The sedimentary rocks comprising quartzitic sandstones, argillites and dolomitic limestones with intercalated shale members have been folded into a sharp northwest-trending and plunging anticline. This structure has been intruded on its northeast flank by the granodiorite of the Garnet stock. Adjacent to the granitic contact, the Limestone-shale sequence has been highly altered with the development of much garnet and epidote.

Several relatively small but remarkably high-grade veins were found at the granodiorite contact, lying mostly in the granodiorite. On one of these was located the famous Nancy Hanks Mine which produced some extremely high-grade ore and had a total production of about $450, 000.00.

In the core of the anticline, which is well exposed in First Chance and Fourth of July Gulches about a half mile south of the main mass of granodiorite, quartzitic rocks of the Belt series are seen. It is in these Precambrian formations that the more important veins of the Garnet District occur. Two of these, the most productive of the district, will be discussed in detail.

The two veins that are to be described roughly parallel each other with a strike that ranges between north 60 and 80 degrees west. They dip 25 to 30 degrees to the north- east toward the granodiorite stock and seam in most places to follow the bedding of the quartzite. They lie on the northeast flank of the anticline and the more southerly one crops out near its crest. In outcrop the veins are about 1,100 feet apart and the more northerly vein is only about 750 feet south of the granodiorite stock. In their downward extensions both veins would eventually intersect the granodiorite, if they extend that far and the intrusive is a cross-cutting body.

[The Red Cloud vein]

The more southerly vein, referred to by Pardee as the Red Cloud vein, is the most developed of the two structures. It may be traced by outcrop or by shallow workings for a distance of 2,200 feet through the Crescent, Lead King, Red Cloud, and Fourth of July claims, all of which are controlled by the American Mining Company.

With some minor fault interruptions, the Red Cloud vein has been stoped along its strike for an aggregate total distance of more than 1,400 feet. It has been mined down its dip over a slope distance that ranges up to 800 feet as a maximum and for most of its stoped length will average 500 feet or more. Mining was stopped in 1942, on the bottom levels, by government war-time Order L-208.

In its southeasterly extension, the Red Cloud vein is cut off by a large east-west fault, The ore is said to have been good at the cutoff. The vein has never been found south of the fault, but neither has any well-planned work been done looking for its extension.

The Red Cloud vein is credited with a production of about $1,400,000.00. The over- all grade (see numerous references to this by Pardee in U.S.G.S. Bulletin No. 660-F) of this production was probably of the order of 1.5 ounces gold per ton. The silver content may have averaged about one ounce.

Some early production from the enriched oxidized zone averaged much higher with shipments and considerable tonnages mined ranging up to three or four ounces gold per ton. It is possible that ore [probable resources-TJP] of this grade could again be found if undeveloped segments of the vein or its extension beyond fault cutoffs, revealed near surface ore shoots. But, based on all information available and supported somewhat by records of lessee shipments in the 1930-41 period, it is believed that a grade of 1.0 to1.1 ounces gold per ton is a reasonable expectation for any ore [probable resources-TJP] that may be found extending downward below the old workings.......

[The Grant & Hartford vein]

The Grant & Hartford vein is traceable for a distance of more than 2,000 feet in the Grant & Hartford and the Magone and Anderson claims, both of which are also under American Mining Company control. Stoping has taken place along the Grant & Hartford vein, with some fault Offsets for an aggregate total distance of about 550 feet. The vein has been mined down its dip For slope distances that range up to 625 feet below its outcrop.

On the bottom level (No. 6 level) where mining was taking place at the time of the war-order Shutdown, the vein, in this section of the mine, is said to have been stoped fairly continuously for a strike length of 430 feet. On this level the vein is reported by the last operator to have been about two feet wide and to have averaged about 1.0 ounces gold a ton. According to Pardee, in Bulletin 660-F, there are reports of considerable tonnages being mined above that ranged from two to three ounces gold per ton.

The bottom level on the Grant & Hartford vein is only about 600 feet south of the position on the surface of the south edge of the main mass of granodiorite. If this intrusive extends down- ward with an approximately vertical contact, the Grant & Hartford vein, on its 30-degree dip to the northeast, would enter the area of the igneous-sedimentary contact, at a point about 700 feet below the bottom level, measured down the dip of the vein. A widening of the vein is a possibility as the probably more shattered area near the contact is approached.

Total production assigned to the Grant & Hartford vein is put at about $700,000.00. When This is added to the $1,400.000 credited to the Red Cloud vein, a total production....of $2,100,000.00 is indicated.....

....The gangue minerals include quartz, barite, ankerite, and calcite. The sulfide minerals consist mainly of auriferous pyrite, with lesser amounts of chalcopyrite and some little tetra- hedrite. Such a mineral assemblage indicates deposition in the intermediate to high temp- erature range,.......

          Presented below is some of Irving's (1965, p. 13-14, 17 and 20) description of the Nancy Hanks mine. To the northwest the Nancy Hanks vein system extended through the Dewey Mine (No. 2, p. 11). Dewey vein segments cropped-out on the north side of the range crest, and was discovered by placer miners moving up drainages from the Blackfoot River near the town of Potomac. The Dewey was reported on by Pitt (1917). The Shamrock - East Dewey Area (No. 1, p. 9) lies to the southeast on vein system. Descriptions of these mines need not be detailed here:

[The Nancy Hanks vein]

3.   NANCY HANKS MINE

This was the most famous mine [Not the largest producer. The Mussigbrod properties (Lead King and Red Cloud Mine) produced considerably more] of the Garnet district. It had sustained output of high grade ore for an appreciable period of time. Recorded production is reliably placed at $400,000; and estimated total production, exclusive of the adjoining Dewey mine and the ore produced from the Tiger-Lowry incline is put at about $450,000. These figures are at the old gold price. Included in the above totals is about $50,000 produced in the early thirties when a final, but unsuccessful, attempt to find the faulted so-called "red ore" shoot was made. The "red ore" shoot, cut off on the 100 level, provided at least fifty percent of the recorded production, much of it from above the 65 level.

According to Pardee .., the rich strike was made in 1896 and during the following three years Produced shipping ore continuously, and thereafter intermittently until 1907. Pardee further says, on page 182, ---"The value of the ore ranged from about $40 to $200 or more a ton, but most shipments did not vary greatly from $92 a ton, the average..."

Speaking of the bonanza portion of the vein, Pardee states ---"The red ore shoot extended from a point near the surface to the 65 level on a slope of 25 degrees, and is said to have yielded gold at a rate of $200.., or more, to the ton." The body is described as being 165' long, 1' to 3' thick and raking slightly westward. Except for occasional limestone inclusions, the wall rock was granodiorite. The vein had a strike of about north 80 degrees east.....

4.  TIGER-LOWRY VEIN (p.17):

The Tiger-Lowry vein strikes about north 40 degrees east, dips 30 degrees to the northwest and lies in an area of crystalline limestone, about 300 south of the granodiorite contact. The vein crops out near the south side of the Nancy Hanks claim. It is developed mainly in the so-called Tiger-Lowry incline, which was sunk on a 20 to 30 degree incline to a slope distance of about 330'. The bottom of the incline is about 120' vertically below the collar of the shaft.
....... (p.20):
The following points should also be made: The Tiger-Lowry vein is a replacement along Along bedding planes. Its strike and dip conforms in general with the attitude of the lime- Stones of this local area. And, there is always a chance that, under the perhaps more favor- able conditions that may exist within this fault block, the width and size of any additional ore found might be appreciably larger. Parallel veins and replacements could also be encountered.

          From Mr. Irving's rich description it is easy to envision the workings and ore material, it is also evident he wasn't yet influenced by the bulk-mineable economics of low-grade gold deposits, however, he anticipated the low-grade paradigm with anticipation of gold replacement in limestone associated with the Tiger-Lowry vein. The ore [probable reserves-TJP] that Irving described might now be a high-grade "sweetener" to an overall lower-grade ore [probable reserve-TJP] mix. Twenty years after Irving, Pegasus looked for a bulk-mineable surface deposit. The new free-market gold prices had risen [and fluctuated] radically during the 1980's. The Pegasus deposits were defined over vein system segments and sets of old workings at the surface: the Nancy Hanks, and the Cascade deposits.

          These deposits were located over en echelon quartz veins along the Paleozoic contact with the granodiorite stock, and notably not over the richest and most locally continuous Red Cloud and Grant Hartford veins, and represent a different bulk-mineable geometry than the rich stope-mineable veins. Hence, there are two different deposit geometries. The geometry of prime interest now became the contact zone, over which all Pegasus deposits were defined. The Garnet Formation veins, while important, are ancillary.

          Stimson (1992, p.7) also suggests: "Post-mineral normal faulting along north-northwest high angle structures (usually down to the northeast) also offsets gold-quartz veins by several inches to a few feet." This suggests a weakness zone along the inter-fingering of the granodiorite and Paleozoic sediments defined by the arcuate west- to northwest-striking contact, which upon cooling formed along the stock-cauldron margin, loosely reflecting caldera margin faults common where surface collapse of magma chambers occur. The entire structural package was important for localization of mineralization. It is along this contact margin that underground bulk-mineable probable reserves are most likely to occur. Low grade replacement probable reserves also need to be explored within the Paleozoic sedimentary pile, along with any other possible probable reserve-bearing deposit geometries.

PROBABLE RESERVES

Surface Reserves

          Probable gold reserves occur in several forms. Perhaps most accessible for producing quick cash flow are existing mine dumps. Brower (1999, p.12) reports 31,952 tons of ore averaging 0.102 oz per ton gold for a total of 3,246 ounces of gold. While not interesting at historical government set gold prices, at $650 per ounce the dumps represent $2.1 million, or $66 per ton. This material can be mined for $8 per ton maximum, or perhaps half of this price, allowing for $58 per ton or $1.85 million in gross profit. This material would need to be moved regardless for environmental restoration.

          The second form of readily accessible probable gold reserves consists of shallow deposits, surface mineable again at $8 per ton. The best definition of these deposits was carried out between 1989 and 1992 by Pegasus Gold Corporation (Stimson, 1992), which planned to mine surface deposits:

"Between December, 1989, and December 1992, Pegasus Gold conducted an exploration program covering over 22 square miles and employing airborne magnetics and resistivity, ground ,magnetics, IP, and resistivity surveys. Drill targets were defined using geologic mapping, rock, soil and trench geochemistry. Fourteen targets were drill tested with 147 reverse circulation holes (47,601 feet), and six core holes (1,710 feet). Potentially mineable [probable-TJP] reserves were discovered in three separate deposits."

          The "potentially mineable reserves" referred to are the Nancy Hanks and Cascade deposits. Pegasus determined there were 4.6 million tons of ore grading between 0.037 oz per ton to 0.040 oz per ton. The gross value of this identified resource at $650 gold is $117 million. Their probable reserve determination was arrived at by calculating the estimate manually using the polygonal method. Brower (1993) commented:

"The approach employed by Pegasus is suitable as a first approximation, early-indication type of estimate, to determine whether enough gross grade and tonnage is present to merit further work, but is far too generalized for feasibility decisions. More sophisticated analytical techniques using computer models (below) can reveal ore [probable economice-TJP] grades and gross tonnages that differ significantly from first approximations. They can be substantially higher or lower, due to more selective designation of what is ore [a prabable economic grade-TJP] and what is waste, which can subsequently expand or contract mineable zones."

          The Brower report utilized the proprietary programs SURPAC to generate a mine block model and THREE-D to determine pit configuration and mineable tons of ore and waste. Using data from 62 of Pegasus' drill holes in the Nancy Hanks deposit and 17 in the Magone & Anderson deposit with an average spacing of 250 feet apart provided: "....sufficient basis for considering the results to be in the proven/probable range, and therefore sufficient for economic analysis."(Brower: 1999)

Computer modeling using Pegasus' drill hole data generated probable gold reserves of an average grade of 0.086 oz. per ton and a stripping ratio of 1.72. The gross value of the probable resource utilizing Brower's figures is $369 million at $650 gold.

          There are many ways to look at the data when making a "ball park" estimate of profit and revenues prior to a full feasibility study. However it is sketched, surface resources are indicated resources that should be mineable at an approximate average of 1 million tons per year for 6 to 10 years.

Subsurface Probable Reserves

          Subsurface probable reserves are speculative but extremely promising, especially since surface probable reserves will offset exploration costs. Torrey (1935), a mining engineer, reports descriptions and gold, silver, and copper assays for 36 channel and 3 grab samples and blocked out 2,547 tons containing $170, 444 in gold at a $35 per oz price at the Nancy Hanks Mine. This suggests a value of $66.92 per ton, a concentration of 1.91 oz per ton, and a total block value of $3.17 million at $650 per oz gold. Capital costs for an underground operation would certainly exceed $3.17 million. Gold bearing quartz veins may generally be lobe-like lenses, three or more feet thick in places, but thinning to a shear tens of feet in any or all directions, or may be displaced by later northeast- trending faults.

          Then again, knowing that much value occurs at a confined location, and having an idea of vein density, a conservative hypothetical estimate could be much larger. Also, the lowest grade sample Torrey reported, no.108, 1.5 ft-long at east end of stope, level 7, runs 0.06 oz per ton gold, which at a $650 gold price, is worth $39 per ton, a value commonly mineable underground currently. Geochemically, 0.06 oz per ton gold is 1.87 ppm (parts per million), or 31.103 grams per (metric) tonne. Hence, about 2 ppm gold is potentially mineable underground, and even lower perhaps when offset by high-grade ore components.

          In 2007, gold is mineable in concentrations which were undetectable 50 years ago, except in research laboratories. Probable multiple pulses of hydrothermal mineralization associated with discreet tectonic events caused shearing of quartz veins and tactite have mineralized secondary structures and altered country rocks. Economically interesting gold concentrations undoubtedly occur in material unexamined during historic mining. A modern exploration to evaluate subsurface probable reserves is well justified.

ECONOMICS

New Technology

          Torrey notes at the end of his 1934 report a need for an economic system of concentration on-site, because direct shipping to the (Helena) smelter was too expensive, and up-grading by hand-cobbing too difficult. Hand sorting was the concentration method of depression era subsistence miners at a $35 per oz gold price. Torrey discussed possible gravity concentration (Wilfley tables) and anticipated possible flotation methods.

          Currently, economic gravity concentration will probably be part of the extractive process, possibly with flotation leaching circuits for gold associated with telluride minerals. Extractive metallurgy offers a wide selection of processes with many possible adaptations for unique suites of metallic minerals. Much gold will already be liberated from oxidized portions of near surface ore which extends to a depth of 70 to 200 feet.

          An extremely important advantage to modern gold mining is enhanced intellectual processing and analysis. Thirty years ago metal exploration commonly analyzed samples for five elements, gold, silver, copper, lead and zinc, and commonly waited months for results. The advent of the electronic calculator in the 1970's increased the breadth and speed of analysis; slide rules are humorous.

          Today, for example, quantitative geochemical analysis of samples, accurate, precise, fast, and inexpensive, is commonly done for 40 some indicator trace elements and even major elements. Results can be returned in days over the internet without typing, and electronically analyzed with spread sheet, contour, and other statistical programs. A small team can analyze data in numerous ways, which formerly would require an office full of clerical help. Multiple element analysis through the 1980's was commonly semi-quantitative, and was relied on only as a screen to avoid missing less obvious mineralization.

          Software, and hardware, is readily available now to increase the accuracy and speed of surveying, surface and subsurface mine design, and cost model application for feasibility studies. Camm's (1991) report on mining cost models so innovatively employed by Brower (1999) are now largely outdated (Thomas Camm, 2007, oral communication). There is an incredible variety of new and used mine equipment, and rubber-tired vehicles available. A current truism says: "mining is now done by equipment operators from the construction industry; more readily available than experienced miners (Robin McCulloch, 2007, oral communication)."

Value of Gold

          Gold is especially interesting because it's a high value, low tonnage commodity, and can be carried out at various scales of operations. Today, as in the early 1980's when gold price spiked, if one walks up the creeks of Montana, California, and other western states, they are apt to find a suction dredge hidden in the reeds and brush, providing the intermittent placer miner considerable profit.

          In developing countries, especially in Asia, cultures put trust in gold ownership as a conveyance of wealth. Gold necklaces and rings are first bank accounts which are worn; the artistic value may be nominal, but an ounce is always an ounce for the last five millennia. And may an remain part of portfolios in higher proportion than in the west, especially North America, where U.S. government control of vast gold resources beginning in the last half of the 19th century, made control of gold price possible. Personal ownership was illegal. Americans have traditionally had less interest in gold. Free market gold has led to a steady near high price in 150 years, and globalization of the economy promises continue to prop up the price.

Political Stability

          Montana has a rustic personality, but an educated and modern mentality, and political sophistication. The Garnet Area lies between two outstanding schools, the University of Montana and Montana Tech. The environmental verses economic efficiency dialogue led to legal policy that defines a good game, and Montana is prominent in coal, oil, and metal production. Affluent people are moving to Montana from crowded places as North America becomes more densely populated. Access and infrastructure are excellent.

          The 1991 Pegasus strategy involved extracting gold by cyanide heap-leaching open-pit mined material. Cyanide heap-leaching of open-pit ore is now illegal in Montana, but cyanide treatment is possible for ore brought out of a portal (Robin McCulloch, 2007, oral communication). As during the 1980's when gold price spiked, if one walks up the creeks of Montana, California, and other western states, they are apt to find a suction dredge hidden in the reeds and brush, providing the intermittent placer miner considerable profit.

          There are less controversial chemicals that can be used for both underground and open-pit ore. In the writers mind, cyanide can be safely used and may have been economic at a $315 per ounce gold price, but perhaps rapid mining at a relatively low rate of return would be a disincentive for the best environmental restoration. Involvement of local Montana people in initiating and directing the Grant Hartford Corporation should encourage wise long-term decision making.

Four-Dimensional Ore-Body Geometry

          Located on the crest of the Garnet Range, combined with previous Pegasus surface-mineable probable reserve definition, advanced methodology, and high gold price, the Garnet Area will lend itself to economical measurement of surface resources by drilling intermediate holes for grade control and geologic data. Cyanide heap-leaching of open-pit ore is now illegal in Montana, but cyanide treatment of ore brought out of a portal is possible (Robin McCulloch, 2007, oral commun.). Surface mining should quickly produce an annual cash flow in millions of dollars. High cash flow will help finance definition of subsurface-mineable reserves and operational planning.

          The hilltop setting may also allow access to subsurface probable reserves by horizontal adits into the mountain side from various elevations, eliminating the need for use of shafts and thus avoiding considerable capital and operational costs. Gold price, reserves, deposit geometry, location, and intellectual resources form a serendipitous nexus. Albeit that mineral exploration and mining always involve considerable risk, it appears a time for profitably mining gold at the Garnet Area has arrived.

New Business Paradigm

          Current technology offers a start up mining company intellectual, financial and mechanical agility. Reliance on contracted work cuts overhead, incurred by maintaining a large employee base. There are certainly many communication and organizational methods the writer is unfamiliar with, based on the ever-evolving environment of virtual reality.

Final Product

          During the first 400 years of settling North America by European, African, and Asian immigrants, new Hesperians entered a unique cultural paradigm: unlimited resources, and unlimited sustainable economic and population growth. Under this paradigm, cut and run was, somewhat rational. What is left behind from mining in the Garnet Area will remain for (?) a millennium, and be a unique and invaluable property. The demand for recreation will be an increasing economic force, and the ghost town of Garnet is already attractive. Proper restoration after mining needs to be scientifically sound. The area may remain a corporate asset as well an environmental asset for extended time.

          Natural areas can actually be environmentally enhanced by species diversification. Cursory examination of the Garnet Area indicates an abundance of four subalpine conifers: subalpine fir, Engleman spruce, lodgepole pine, limber pine and Douglas fir. Reforestation after mining could add the less common Montana trees, like the subalpine larch, and whitebark pine, an important high altitude food-chain tree. Perhaps mining will produce a couple small lakes suitable for native cutthroat trout, and a permanent pond too small for trout will still contribute to species diversification just by adding clean open water. Recontouring a segment of the crest of the Garnet Range will form new microclimates. To restore a mine site with excellent ecological sensitivity requires a good return on investment, which is benefited by a high gold price.

RECOMMENDATIONS

          This is an economically interesting gold prospect, and there are outstanding possibilities for a very profitable gold mining operation while gold prices show great strength at over $650 per oz troy. Today's mining is safer, more efficient and environmentally friendly. Current technology offers a start up mining company mechanical, financial and intellectual agility. Gold is especially interesting because it's a high value, low tonnage commodity, and mining can be carried out at various scales of operations.

          Based on my review of the historical geological data that indicates potentially economic gold mineralization on the mining claims, I recommend the following 3 phase exploration, mining and milling development program for Grant Hartford Corporation:

               Year 1

1.	Organize and review existing data archive;
2.	Convert paper maps, drill logs, reports and geochemical and geophysical data to digital format and input data into subsurface and block modeling software such as Geosoft or SURPAC.
3.	Develop a core drill program for confirmation drilling of historically reported high grade mineralization drill intercepts; 10 to 12 core holes,
4.	Based on data from core hole program, drill up to 20 reverse circulation holes for blocking out potential high grade ore reserves,

5.	Trench, sampling and mapping programs,
6.	Open and explore significant historical tunnels, shafts and addits,
7.	Conduct airborne magnetics on specific targets,
8.	Begin feasibility and environmental base line study for underground and open pit mining,
9.	Conduct preliminary mine engineering for underground high grade gold mineralization,
10.	Plan year 2 exploration and drill programs and continue environmental base line and feasibility studies

               Year 2

               Based on exploration activity results of Year 1, an intensified program of drilling, exploration and permitting:

1.	Drill 15 core holes;
2.	Drill 35 reverse circulation holes;
3.	Continue feasibility study;
4.	Begin permitting and construction of mining adits;
5.	Begin permitting and design of a pilot mill for processing 100 tons per day of mineralized ore;
6.	Begin mine engineering and base line studies for open pit design;

               Year 3

               Based on the exploration activity results of Year 2:

1	Drill 20 core holes;
2.	Drill 30 reverse circulation holes;
3.	Complete bankable feasibility study on open pit,
4.	Complete permitting for an open pit mining operation;
5.	Engineer and permit a high tonnage processing facility for mineralized ore from the open pit mining operation;
6.	Construct pilot mill for processing mineralized ore from underground mines.

REFERENCES

Billingsley, P., and Grimes, J.A., 1919, Composite Maps, Sections and Assays (of the Garnet Area): Ohio Mining Company (private report), 14 Plates.

Brower, John C., 1999, Mineral Property Valuation, Garnet and Copper Cliff mining districts: private report for Clearwater Land Exchange, Orofino, Idaho, Whitehall, Montana, 39 p.

Callahan, W.H., 1966, Paleophysiographic Premises for Prospecting for Strata-Bound Base Metal Mineral Deposits in Carbonate Rocks, 1966: Nevada Bureau of Mines and Geology, Report 13, p. 5-50.

Craig, L.C., 1972, The Mississippian System, in, Geologic Atlas of the Rocky Mountain Region, U.S.A: Rocky Mountain Association of Geologists, Hirschfeld Press, Denver, Colorado.

Grimes, J.A. and Rosenkranz, T.H., 1919, Notes on the Garnet, Coloma, and Top O'Deep mining districts, Granite, Missoula and Powell Counties, Montana, ANCC Report G-22.

Irving, Joe G., 1965, Nancy Hanks - Dewey Claims of the American Mining Company Garnet, Granite Co., Montana.....[submitted to the Office of Mineral Exploration (U.S. Geological Survey) in January, 1965, (docket No. OME-6410): the American Mining Company private report.

Irving, Joe G., 1967, Certain Mining Claims in the Garnet and Copper Cliff Districts, Montana: the American Mining Company private report.

Irving, Joe G., 1969, Corporate Mining Properties at Garnet and First Chance mining district, State of Montana: American Mining Company internal report.

Harrison, J.E. , A.B. Griggs, and J.D. Wells, 1974, Tectonic features of the Precambrian belt basin and their influence on post belt structures: United States Geological Survey Professional Paper 866.

Kaufman, Marvin E., and Earll, F.N., 1963, Geology of the Garnet-Bearmouth Area. western Montana: Montana Bureau of Mines and Geology, 40 p.

Korzendorfer, D., and Brannon, C.A., 1982, 1980 District Evaluations: Forest Products Program, Garnet Range, Missoula and Granite Counties, Montana: Anaconda Minerals Company Report, 45 p., 8 plates.

Lochman-Balk, in Holland, C.H., ed., 1971, Cambrian of the New World; John Wiley and Sons, Ltd., New York, 456 p.

Lochman-Balk, 1972, in Geologic Atlas of the Rocky Mountain Region, U.S.A.: Rocky Mountain Association of Geologists, Hirschfeld Press, Denver, Colorado.

Mann, L.S., 2002, An examination of the contact metamorphic aureole of the Garnet stock, Garnet- Coloma Area, Montana: University of Montana Master of Science Thesis [2004].

McCulloch, Robin, 1991, Mining and Mineral Developments in Montana-1991: Montana Bureau of Mines and Geology, 241., 46 p.

Pardee, J.T., 1918, Ore Deposits of the Northwestern Part of the Garnet Range, Montana: U.S. Geological Survey Bulletin 660-F, p159-239.

Pardee, J.T., 1950, Late Cenozoic blockfaulting in western Montana western Montana: Geol. Soc. of America Bull., v. 61, p.359-406.

Pederson, R.J., 1988, Preliminary Evaluation Report on the Copper Cliff and Garnet Prospects, Missoula and Granite Counties, Montana, 29 p.

Pitt, D.M., 1917, The Dewey Mine, a Mine Examination Report.

Report(s) of the Inspector of Mines; 1900, 1905-6, 1909-10, 1911-12: State of Montana; Helena, Montana.

Sears, James W., 1989, Geology of the Garnet Range in the Garnet-Coloma Area, Garnet Mining Corporation internal report, geological map.

Stimson, 1992, Final report on the Garnet and Coloma Areas: Pegasus Gold Corporation, private report, 102p., appendices I-X.

Stout, Koehler, 1991, Independent Valuation of Exploration Assets of Garnet Companies in the Garnet-Copper Cliff Regions of Montana, prepared for Trans-Global Resources N.L. of Perth, Australia, 32 p.

Wallace, C.A., M.R. Klepper, and A. B. French, 1978, Preliminary reconnaissance geologic maps of the Garnet Range, western Montana: United States Geological Survey Open-File Report 78-418.

Wallace, C.A., M.R. Klepper, and D.M. Scarborough, 1977, Preliminary reconnaissance geologic maps of the Garnet Range, western Montana: United States Geological Survey Open-File Report 77-529.

Wilkie, K.M., 1986, Geology of the Garnet-Coloma Area, Garnet Range, Montana, M.S. Thesis, Iowa State University, Ames, Iowa, 169 p.

Woodward. L.A. and Bell, T.E., 1995, Pre-Middle Cambrian (Proterozoic) block faulting in central Montana: The Mountain Geologist, Rocky Mountain Association of Geologists, v. 32, no. 4, p.107-112.